

Mail Stop 3561

November 1, 2007

Mr. Andrew D. Demott, Jr.
Senior Vice President, Chief Financial Officer and Treasurer
Superior Uniform Group, Inc.
10055 Seminole Blvd.
Seminole, Florida 33772

> **RE: Superior Uniform Group, Inc.**
> **Form 10-K for Fiscal Year December 31, 2006**
> **Filed March 13, 2007**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2007**
> **Filed October 25, 2007**
> **File No. 1-5869**

Dear Mr. Demott:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A), page 12

Operations, page 12

1.   In light of the recurring year over year decreases in your net sales, please discuss whether you expect this trend to continue in the future and why or why not. We believe such additional disclosure is necessary to an understanding of the extent to which reported financial information is indicative of future results. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

2.   Please revise to explain in a reasonable amount of detail the reason(s) for the significant reduction in your accrual for tax contingencies during fiscal year 2005 as such reduction had a 15% effect on reported net income.

Liquidity and Capital Resources, page 13

3.   At times your discussion and analysis of financial condition, changes in financial condition and cash flows focuses only on fiscal 2006 and fiscal 2006 as compared to fiscal 2005. Please revise to provide a discussion and analysis of financial condition, changes in financial condition and cash flows for three year period covered by the financial statements. The discussion and analysis should address material year to year changes in financial position and cash flows and the reasons underlying those changes and provide information that is relevant to an understanding of your financial condition and cash flows. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

4.   Please revise your table of contractual cash obligations and commitments to include estimated interest payments on outstanding debt obligations and amounts to be funded to cover post-employment benefits. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, please provide information regarding these cash requirements in a footnote to the table to the extent material. See Section IV.A and footnote 46 to SEC Release No. 33-8350.

Critical Accounting Policies, page 15

5.   Please revise your disclosure to describe the material implications of *uncertainties* associated with the methods, assumptions and estimates underlying your critical accounting measurements that have had or that you reasonably expect will have a material impact on financial condition and operating performance and on the comparability of reported information among periods. Such disclosure should

supplement, not duplicate, the accounting policies disclosed in the notes to the financial statements. In preparing your revised disclosure, please identify those accounting estimates or assumptions where there is a significant amount of subjectivity involved, the estimates or assumptions are susceptible to change, and the impact of the estimates and assumptions on your financial condition or operating performance is material. Discuss, to the extent material, such factors as how you arrived at each estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past and whether the estimate/assumption is reasonably likely to change in the future. We would expect you to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and to provide greater insight into the quality and variability of information regarding financial condition and operating performance. The quantitative disclosure should include, to the extent material, information about your provisions and allowances for doubtful accounts receivable, sales returns and excess and obsolete inventories, self-insurance stop loss coverage and reserves, impairment losses, stock-based compensation, income tax contingencies and pension and post retirement benefit costs. Also, since critical accounting estimates and assumptions are based on matters that are highly uncertain, you should analyze and disclose their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. For example, if reasonably likely changes in the long-term rate of return used in accounting for your pension plan would have a material effect on your financial condition or operating performance, the impact that could result given the range of reasonably likely outcomes should be disclosed and quantified. Please refer to Item 303(a)(3)(ii) of Regulation S-K as well as the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350, issued December 19, 2003 and available on our website at www.sec.gov.

Item 8. Financial Statements and Supplementary Data, page 18

Consolidated Statements of Earnings, page 18

6.   Please revise to show a separate line item for material gains on sale of property, plant and equipment. Also disclose the facts and circumstances leading to the significant gain on sale of property, plant and equipment recorded during fiscal year 2005. Refer to paragraph 47 of SFAS 144 and Rule 5-03(b)(6) of Regulation S-X. Additionally, given that over 40% of your reported earnings before income taxes in fiscal year 2005 related to these gains, please revise your MD&A to discuss in a reasonable amount of detail and with an appropriate level of prominence the significant fiscal year 2005 gains and the related impact on your reported results of operations.

Consolidated Statements of Shareholders' Equity, page 20

7.   Please disclose reclassification adjustments and the amount of income tax expense or benefit allocated to each component of other comprehensive income on the face of the statements of shareholders' equity or in the notes to the financial statements. Refer to paragraphs 20 and 25 of SFAS 130.

Notes to Consolidated Financial Statements, page 22

Note 1. Summary of Significant Accounting Policies, page 22

8.   Please disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the selling and administrative expenses line item. In doing so, please disclose specifically whether you include purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs and the other costs of your distribution network in cost of goods sold. With the exception of warehousing costs, if you currently exclude a significant portion of these costs from cost of goods sold, please provide cautionary disclosure in MD&A that your gross margins may not be comparable to others, since some entities include all of the costs related to their distribution network in cost of goods sold and others exclude a portion of them from gross margin, including them instead in operating expense line items. To the extent the excluded costs are material to your operating results, quantify these amounts in MD&A. If you determine that these amounts are immaterial for disclosure, please provide us with your qualitative and quantitative assessment of materiality for all periods presented.

d) Revenue Recognition and Allowance for Doubtful Accounts, page 22

9.   To the extent material please revise to disclose information related to your provision for sales returns in Schedule II – Valuation and Qualifying Accounts. Alternatively, you may include this information in your footnotes. See Rules 5-04 and 12-09 of Regulation S-X.

f) Shipping and Handling Fees and Costs, page 22

10.   Please tell us and revise your disclosure to clarify the nature of the "other" shipping and handling costs included in selling and administrative expenses. Also explain to us why these particular shipping and handling costs are classified as selling and administrative expenses, while the remainder of your shipping and handling costs is classified as cost of goods sold.

Note 12. Stock Options, page 33

11.   Please revise your disclosure to disaggregate stock options from stock
       appreciation rights (SARs) in the tables, as information with respect to exercise
       prices, such as weighted average exercise prices and the range of exercise prices,
       would not appear to be applicable to stock appreciation rights. Refer to paragraph
       A240.f. of SFAS 123(R). In the separate disclosures with respect to your SARs,
       please disclose the number and weighted-average grant date fair value for SARs
       outstanding at the beginning of the year, those outstanding at the end of the year,
       and those granted, vested, or forfeited during the year. Refer to paragraph
       A240.b.(2) of SFAS 123(R). In addition, please tell us and revise to clarify what
       the "total" column represents in the table on page 33 and what the "related party
       options" and "other options" columns represent in the table on page 34. Lastly,
       with reference to SFAS 128, please tell us and disclose how you treat SARs in
       your calculation of earnings per share.

Exhibits 31.1 and 31.2

12.   Please revise your certifications to read exactly as set forth in Item 601(b)(31) of
       Regulation S-K. In particular, replace "annual report" with "report." Also revise
       to include the parenthetical language that is required in paragraphs 4.d. and 5.

Form 10-Q for Fiscal Quarter Ended September 30, 2007

13.   Please address the comments above as applicable.

       Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments. Please submit your response letter on EDGAR.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, direct your questions to Robyn Manuel at (202) 551-3823. Any other questions may be directed to me at (202) 551-3344.

Sincerely,

William Thompson
Branch Chief